EXHIBIT 1.1

AGREEMENT

Xi’an Tongshi Technology Limited (“Tongshi”) and WorldSpace, Inc. (“WorldSpace”) executed an agreement to extend the terms of the “Cooperation Agreement” signed by WorldSpace Corporation and Tongshi to December 31, 2005.

NOW THEREFORE, by friendly consultations, the Parties have reached the following agreement on December 21 , 2005.

1.	Both parties agree to further extend the terms of the “Cooperation Agreement” signed by WorldSpace Corporation and Tongshi to March 31, 2006.

2.	This agreement has 4 copies, 2 in English and 2 in Chinese. Both the English and Chinese versions are equally authentic.

Xi’an Tongshi Technology Limited

/s/ Cao Jun

WorldSpace, Inc.

/s/ Mike Ma